EXHIBIT 99.1

For Immediate Release	Date: July 15, 2024
24-24-TR

Teck Announces Pricing of Cash Tender Offers

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the pricing terms of its previously announced six separate offers (the “Offers”) to purchase for cash up to US$1,250,000,000 aggregate principal amount of its outstanding notes of the series listed in the table below (collectively, the “Notes”).

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 4, 2024 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

Set forth in the table below is the applicable Total Consideration for each series of Notes, as calculated as of 2:00 p.m. (Eastern time) today, July 15, 2024, in accordance with the Offer to Purchase.

Acceptance Priority Level(1)	Title of Security	CUSIP/ISIN	Par Call Date(2)	Maturity Date	Principal Amount Outstanding	Reference Security(3)	Reference Yield	Fixed Spread(3)	Total Consideration(2) (3)
1	3.900% Notes due 2030	878742BG9 / US878742BG94	04/15/2030	07/15/2030	US$502,948,000	4.250% U.S. Treasury due June 30, 2029	4.132%	+60 bps	US$957.01
2	6.125% Notes due 2035	878742AE5 / US878742AE55	N/A	10/01/2035	US$336,272,000	4.375% U.S. Treasury due May 15, 2034	4.229%	+120 bps	US$1,057.76
3	6.000% Notes due 2040	878742AS4 / US878742AS42	02/15/2040	08/15/2040	US$473,186,000	4.625% U.S. Treasury due May 15, 2044	4.555%	+120 bps	US$1,024.93
4	6.250% Notes due 2041	878742AW5 / US878742AW53	01/15/2041	07/15/2041	US$396,064,000	4.625% U.S. Treasury due May 15, 2044	4.555%	+125 bps	US$1,046.82
5	5.200% Notes due 2042	878744AB7 / US878744AB72	09/01/2041	03/01/2042	US$395,177,000	4.625% U.S. Treasury due May 15, 2044	4.555%	+125 bps	US$933.73
6	5.400% Notes due 2043	878742AZ8 / US878742AZ84	08/01/2042	02/01/2043	US$367,054,000	4.625% U.S. Treasury due May 15, 2044	4.555%	+125 bps	US$954.36

(1)	Subject to the satisfaction or waiver of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Condition is not satisfied with respect to every series of Notes, Teck will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in the table above (with 1 being the highest Acceptance Priority Level and 6 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.
1

(2)	For each series of Notes in respect of which a par call date is indicated, the calculation of the applicable Total Consideration (as defined below) has been performed to either the maturity date or such par call date, in accordance with standard market convention.
(3)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase has been based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable U.S. Treasury reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 2:00 p.m. (Eastern time) today, July 15, 2024. See “Description of the Offers—Determination of the Total Consideration” in the Offer to Purchase. The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

The Offers will expire at 5:00 p.m. (Eastern time) on July 15, 2024, unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on July 15, 2024, unless extended with respect to any Offer.

For Holders who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will be the second business day after the Expiration Date and is expected to be 5:00 p.m. (Eastern time) on July 17, 2024, unless extended with respect to any Offer (the “Guaranteed Delivery Date”).

The Initial Settlement Date will be the second business day after the Expiration Date and is expected to be July 17, 2024. The Guaranteed Delivery Settlement Date will be the second business day after the Guaranteed Delivery Date and is expected to be July 19, 2024. Each of the Initial Settlement Date and the Guaranteed Delivery Settlement Date is herein referred to as a “Settlement Date.”

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the applicable Total Consideration for each US$1,000 principal amount of such Notes in cash on the applicable Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Initial Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Initial Settlement Date for all Notes accepted in the Offers, and Holders whose Notes are tendered pursuant to the Guaranteed Delivery Procedures and are accepted for purchase will not receive payment in respect of any interest for the period from and including the Initial Settlement Date. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company (“DTC”) or its participants.

The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase. Teck reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, Teck is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase).

Teck has retained BofA Securities, Inc. and RBC Capital Markets, LLC to act as the lead dealer managers (the “Lead Dealer Managers”) for the Offers and BMO Capital Markets Corp., TD Securities (USA) LLC, SMBC Nikko Securities

2

America, Inc. and CIBC World Markets Corp. to act as co-dealer managers (the “Co-Dealer Managers” and, together with the Lead Dealer Managers, the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to BofA Securities, Inc. at (888) 292-0070 (toll-free) or (980) 387-3907 (collect), or RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect).

Global Bondholder Services Corporation will act as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation in New York by telephone at +1 (212) 430-3774 (for banks and brokers only) or +1 (855) 654-2015 (for all others toll-free), or by email at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/teck/.

If Teck terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of Teck or any of its subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities laws or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of Teck by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this announcement, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this announcement, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and settlement dates thereof; and the satisfaction or waiver of certain conditions of the Offers.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Offers, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

3

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, Stakeholder Relations

236.987.7405

dale.steeves@teck.com

4